                                                               EXHIBIT 99.(a)(3)

FOR IMMEDIATE RELEASE

CONTACTS:

Kevin McCarty                   Nancy J. Hilker                  Tom Neumayr
Senior Director                 Senior Vice President            Senior Manager
Investor Relations              Chief Financial Officer          Public Relations
Liberate Technologies           Liberate Technologies            Liberate Technologies
(650) 701-5300                  (650) 701-4074                   (650) 701-4065
kmccarty@liberate.com           nhilker@liberate.com             tneumayr@liberate.com




                LIBERATE ANNOUNCES RECORD THIRD QUARTER REVENUES
     QUARTERLY REVENUES INCREASE 92 PERCENT YEAR-OVER-YEAR TO $14.4 MILLION QUARTERLY PRO FORMA NET LOSS PER SHARE OF $0.09, BEATS FIRST CALL ESTIMATES


SAN CARLOS, CALIF., MARCH 21, 2001 -- Liberate Technologies (Nasdaq: LBRT) --a leading provider of a comprehensive software platform for delivering content, services and applications to a broad range of information appliances, such as cable and satellite set-top boxes -- today announced financial results for its third quarter ended February 28, 2001.

Revenues were $14.4 million, up 92 percent from $7.5 million for the same quarter last year. Pro forma net loss, excluding special charges, was $8.9 million and $12.1 million for the quarters ended February 28, 2001 and February 29, 2000, respectively. Pro forma basic net loss per share, excluding special charges, was $0.09 and $0.14 per share for the quarters ended February 28, 2001 and February 29, 2000, respectively. Pro forma net loss excludes amortization expense related to purchased intangibles, warrants and deferred stock compensation, acquired in-process research and development and merger termination costs. Pro forma basic net loss per share weights the shares of Liberate's common stock that resulted from conversion of Liberate's convertible preferred stock and convertible debt at the time of Liberate's initial public offering, as if the shares had been converted to common stock from the time of their original issuance.

Actual net loss was $70.4 million and $18.7 million for the quarters ended February 28, 2001 and February 29, 2000, respectively. Actual basic net loss per share was $0.68 and $0.22 per share for the quarters ended February 28, 2001 and February 29, 2000, respectively.

For the nine-month period ended February 28, 2001, revenues were $35.6 million, representing an increase of 88% over the $18.9 million for the comparable period in fiscal year 2000. Actual basic net loss for the nine-month period ended February 28, 2001 was $227.0 million, or $2.23 per share. Excluding amortization of purchased intangibles, warrants and deferred stock compensation, acquired in-process research and development and merger termination costs and based upon shares used in computing pro forma basic net loss, the pro forma net loss and loss per share for the nine-month period ended February 28, 2001 was $24.8 million, or $0.24 per pro forma basic share.

As of February 28, 2001, our deployments totaled approximately 1.1 million. This deployment milestone makes Liberate the clear world leader in delivering second generation interactive services to cable operators. This subscriber growth was the key driver for the license and royalty revenues increase of 190% over the comparable year-to-date period in fiscal year 2000. Due to our revenue recognition policies, only deployments that are accompanied by a royalty report are taken into revenue. Therefore, some of the deployments reported above will be recognized in future quarters.

As of February 28, 2001, Liberate had cash, cash equivalents, short-term and long-term investments of $469.2 million, total assets of $1.1 billion and stockholders' equity of $1.0 billion. Deferred revenues were $57.6 million as of February 28, 2001, representing a $1.3 million decrease over the sequential quarter.

FINANCIAL GUIDANCE

For the fourth quarter ending May 31, 2001, excluding the impact of any special charges as discussed within our condensed consolidated financial statements on the following pages, Liberate presently anticipates:

         - Revenues in the range of $14.5 million to $15.0 million, compared to $9.1 million in the fourth quarter of fiscal year 2000.

         - Pro forma basic net loss per share in the range of $0.11 to $0.13, compared to a loss of $0.13 per share in the fourth quarter of fiscal year 2000. This represents an improvement over the current First Call estimate, which is a pro forma net loss of $0.14 per share.

         - A quarterly cash burn rate for the fourth quarter of fiscal year 2001 of approximately $20.0 million to $25.0 million.

For the fiscal year ending May 31, 2001, excluding the impact of any special charges as discussed within our condensed consolidated financial statements on the following pages, Liberate presently anticipates:

         - Revenues in the range of $50.1 million to $50.6 million, compared to $28.0 million in fiscal year 2000.

         - Pro forma basic net loss per share in the range of $0.35 to $0.37, compared to a loss of $0.52 per share for fiscal year 2000.

For the fiscal year ending May 31, 2002, excluding the impact of any special charges as discussed within our condensed consolidated financial statements on the following pages, Liberate presently anticipates:

         -   Revenues in the range of $77.0 million to $80.0 million.

         -   Pro forma basic net loss per share in the range of $0.33 to $0.35.

In addition, Liberate is targeting to achieve profitability on a pro forma basis, excluding the impact of special charges, sometime during the first half of fiscal year 2003. This is significantly earlier than the current street consensus, and largely reflects a decrease of current analyst expense projections.

"Sustained growth in our business is being energized by accelerated deployments of our software platform to our network operator customers worldwide. We continue to be confident in the growth prospects for the company," said Mitchell Kertzman, Liberate's Chief Executive Officer. "Recent deployments on both low and high-end set-top boxes and healthy demand for our professional services worldwide are the main drivers for this continued growth. Moving forward, we are focusing our resources on successful customer deployments and on-going expense management in order to accelerate our progress towards profitability."

QUARTERLY HIGHLIGHTS


DESIGN WINS

         - Everest Connections announced their intention to roll out interactive television services using the Liberate TV PlatformTM Compact software. Everest's interactive television solution will be delivered to customers throughout states in the Midwest on the Motorola DCT-2000 set-top boxes, enabling them to access a full range of interactive television service offerings.


NEW DEPLOYMENTS

         - Insight Communications and AT&T Broadband have closed the previously announced expansion of their 50-50 partnership, known as Insight Midwest. With the close of this transaction, Insight customer base has increased to approximately 1.4 million subscribers. Liberate and Insight have begun the integration process to supply the Liberate TV Platform Compact software to these additional systems.


POP TV PROGRAM PARTNERS

         - Liberate and DemandVideo, the instant entertainment source on TV, announced an agreement under which DemandVideo will deliver its Video-On-Demand (VOD) entertainment services using the Liberate TV Platform Compact software. The relationship furthers Liberate's ongoing role as a leading force in fostering the development of the rapidly growing interactive television market, and demonstrates DemandVideo's long-term, strategic position in the VOD market, which is a driving force for the interactive TV field.

         - Liberate named MetaTV as a provider of interactive television (iTV) portal technology and services for Liberate PopTVTM Variety Pack on the Liberate TV Platform for low-end set-tops. Liberate PopTV Variety Pack is a set of pre-packaged portal content from leading TV and Internet brands designed to give network operator customers a turnkey solution for interactive television pilots.

         - Liberate announced that a wide range of interactive games from partners in the Liberate PopTV Program will be available to run on the Liberate TV Platform software and Motorola DCT-2000 set-top boxes. This class of device coupled with the Liberate software platform represents a tremendous opportunity for game developers to deploy interactive offerings.

         - Liberate announced the Liberate PopTV Variety Pack for Liberate TV Platform Compact software, providing Liberate network operator customers immediate access to premium branded content and technology support for interactive television pilots.


BOARD OF DIRECTORS APPOINTMENTS

         - Liberate announced the appointment of Chris Bowick, Senior Vice President of Engineering and Chief Technical Officer (CTO) at Cox Communications, Inc., to its Board of Directors. As CTO, Mr. Bowick is responsible for the day-to-day operations of Cox's engineering department, including the development and deployment of telecommunications services, such as wireline telephony, IP telephony, high-speed data and DOCSIS, digital video, multimedia and HFC networks.

         - Liberate announced the appointment of Dana Evan, Chief Financial Officer (CFO) and Executive Vice President of Finance and Administration at VeriSign, to its Board of Directors. Ms. Evan joined VeriSign in May of 1996 as CFO and Vice President of Finance and Administration. Ms. Evan has over fifteen years experience specializing in finance and accounting for high technology companies. Prior to joining VeriSign, Ms. Evan provided consulting services in the capacity of CFO, vice president of finance, and controller for both public and private companies.


MANAGEMENT APPOINTMENTS

         -   Coleman Sisson has been named President and Chief Operating Officer
             (COO), from COO. He will continue as COO and will assume the responsibility of President, which will provide him with additional operational authority.

         - Don Fitzpatrick has been promoted to Executive Vice President of Sales and Service, from Senior Vice President of Professional Services. He will continue to run Liberate's professional services organization, and will additionally take on the role of heading worldwide sales.

         - David Limp has been promoted to Executive Vice President and Chief Strategy Officer, from Senior Vice President of Corporate Development. Limp has been with Liberate since the formation of the company.


EMPLOYEE RETENTION

         - Liberate's Board of Directors has approved a voluntary option exchange program that will permit employees to cancel options with strike prices above the current market value of Liberate shares in exchange for receiving new grants at market price after a delay of six months or more. Liberate is instituting this program, which is not available to Liberate's officers and directors, in order to provide for employee retention and motivation as Liberate gains commercial momentum.

ABOUT LIBERATE TECHNOLOGIES

Liberate Technologies (Nasdaq: LBRT) is a leading provider of a comprehensive software platform for delivering content, services and applications to a broad range of information appliances, such as cable and satellite set-top boxes. Liberate's Internet-based client and server software allows network operators, such as telecommunications companies, cable and satellite television operators and Internet service providers to provide consumers access to network operator-branded applications and services. Headquartered in San Carlos, California, Liberate has sales offices in the U.S., Canada, Japan and the U.K. Information on Liberate Technologies' products and services is available at http://www.liberate.com or by calling 650-701-4600.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT 1995

Information in this release that involves Liberate's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Liberate as of the date of the release, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance, and actual results could differ materially from our current expectations. Liberate's filings with the Securities and Exchange Commission ("SEC") (including its Form 10-Q filed on January 12, 2001) discuss factors that could contribute to such differences and describe other risks of Liberate's business.

Liberate, Liberate Pop TV, and Liberate TV Platform are trademarks of Liberate Technologies. All other trademarks are the property of their respective owners.

                              LIBERATE TECHNOLOGIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                    Unaudited

                                                                                May 31,             February 28,
                                                                                  2000                  2001
                                                                            -----------------     -----------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents............................................        $  132,962          $    148,765
   Short-term investments...............................................           176,053               164,593
   Accounts receivable, net.............................................             3,058                11,740
   Receivable from affiliate, net.......................................               543                   403
   Notes receivable.....................................................               204                 7,000
   Prepaid expenses and other current assets............................             5,850                 8,029
                                                                            -----------------     -----------------
     Total current assets...............................................           318,670               340,530
Property and equipment, net.............................................            12,759                16,956
Restricted cash.........................................................             8,788                 8,788
Long-term investments...................................................           121,607               162,852
Purchased intangibles, net..............................................           177,482               488,148
Warrants................................................................           106,127                88,964
Other  .................................................................               754                 1,426
                                                                            -----------------     -----------------
       Total assets.....................................................        $  746,187           $ 1,107,664
                                                                            =================     =================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable.....................................................        $    1,759           $     2,464
   Accrued payroll and related expenses.................................             4,303                 4,865
   Accrued liabilities..................................................            10,290                13,495
   Current portion of capital leases....................................               607                   654
   Deferred revenues....................................................            69,132                57,612
                                                                            -----------------     -----------------
       Total current liabilities........................................            86,091                79,090
Capital lease obligations, net of current portion.......................             1,019                   573
Long-term liabilities...................................................               910                 1,445

STOCKHOLDERS' EQUITY....................................................           658,167             1,026,556
                                                                            -----------------     -----------------
       Total liabilities and stockholders' equity.......................        $  746,187           $ 1,107,664
                                                                            =================     =================

                              LIBERATE TECHNOLOGIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)
                                    Unaudited

                                                                Three months ended              Nine months ended
                                                           February 29,    February 28,    February 29,     February 28,
                                                               2000            2001            2000            2001
                                                           --------------  -------------   -------------   -------------
REVENUES:
   License and royalty...............................      $    3,043      $    8,608      $    6,525      $   18,910
   Service...........................................           4,488           5,831          12,368          16,661
                                                           -------------   -------------   -------------   -------------
     Total revenues..................................           7,531          14,439          18,893          35,571
                                                           -------------   -------------   -------------   -------------

COST OF REVENUES:
   License and royalty...............................             510             499           1,618           1,760
   Service...........................................           4,576           7,703          15,269          19,136
                                                           -------------   -------------   -------------   -------------
     Total cost of revenues..........................           5,086           8,202          16,887          20,896
                                                           -------------   -------------   -------------   -------------
     Gross margin....................................           2,445           6,237           2,006          14,675
                                                           -------------   -------------   -------------   -------------

OPERATING EXPENSES:
   Research and development..........................           9,633          14,758          21,275          38,268
   Sales and marketing...............................           5,200           5,816          12,118          16,557
   General and administrative........................           1,746           2,932           4,926           8,151
   Amortization of purchased intangibles.............           1,521          55,289           4,563         160,838
   Amortization of warrants..........................           4,023           5,721           5,092          17,488
   Amortization of deferred stock compensation.......             518             464           1,547           1,439
   Acquired in-process research and development......              --              --              --          22,425
   Merger termination costs..........................             624              --             624              --
                                                           -------------   -------------   -------------   -------------
     Total operating expenses........................          23,265          84,980          50,145         265,166
                                                           -------------   -------------   -------------   -------------
     Loss from operations............................         (20,820)        (78,743)        (48,139)       (250,491)
Interest income, net.................................           2,218           7,898           5,116          23,846
Other income (expense), net..........................            (123)            454            (683)           (115)
                                                           -------------   -------------   -------------   -------------
     Loss before income tax provision................         (18,725)        (70,391)        (43,706)       (226,760)
Income tax provision.................................              12              --              61             204
                                                           -------------   -------------   -------------   -------------
     Net loss........................................      $  (18,737)     $  (70,391)     $  (43,767)      $(226,964)
                                                           =============   =============   =============   =============

Basic net loss per share.............................      $    (0.22)     $    (0.68)    $     (0.68)    $     (2.23)
                                                           =============   =============   =============   =============
Shares used in computing basic net loss per share (a)          84,147         103,887          64,530         101,780
                                                           =============   =============   =============   =============

Pro forma basic net loss per share...................      $    (0.22)     $    (0.68)    $     (0.55)    $     (2.23)
                                                           =============   =============   =============   =============
Shares used in computing pro forma basic
  net loss per share (b).............................          84,147         103,887          79,889         101,780
                                                           =============   =============   =============   =============

(a) SHARES USED TO COMPUTE BASIC NET LOSS PER SHARE INCLUDE ONLY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING AND EXCLUDE CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE DEBT.

(b) SHARES USED TO COMPUTE PRO FORMA BASIC NET LOSS PER SHARE INCLUDE WEIGHTED AVERAGE COMMON SHARES OUTSTANDING PLUS LIBERATE'S WEIGHTED COMMON STOCK, WHICH RESULTED FROM CONVERSION OF LIBERATE'S CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE DEBT AT THE TIME OF OUR INITIAL PUBLIC OFFERING, AS IF THE SHARES HAD BEEN CONVERTED TO COMMON STOCK FROM THE TIME OF THEIR ORIGINAL ISSUANCE.

                              LIBERATE TECHNOLOGIES
     PRO FORMA SUPPLEMENTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)
                                    Unaudited

Note: The following pro forma supplemental financial information, which excludes special charges that are comprised of amortization expense related to purchased intangibles, warrants and deferred stock compensation, acquired in-process research and development and merger termination costs, is presented for informational purposes only and should not be considered as a substitute for the historical financial information presented in accordance with generally accepted accounting principles.

                                                                             Three months ended            Nine months ended
                                                                     February 29,     February 28,   February 29,   February 28,
                                                                         2000            2001           2000           2001
                                                                     -------------   -------------  -------------- -------------
REVENUES:
   License and royalty.........................................      $    3,043      $    8,608     $    6,525      $  18,910
   Service.....................................................           4,488           5,831         12,368         16,661
                                                                     -------------   -------------  -------------- -------------
     Total revenues............................................           7,531          14,439         18,893         35,571
                                                                     -------------   -------------  -------------- -------------
COST OF REVENUES:
   License and royalty.........................................             510             499          1,618          1,760
   Service.....................................................           4,576           7,703         15,269         19,136
                                                                     -------------   -------------  -------------- -------------
     Total cost of revenues....................................           5,086           8,202         16,887         20,896
                                                                     -------------   -------------  -------------- -------------
     Gross margin..............................................           2,445           6,237          2,006         14,675
                                                                     -------------   -------------  -------------- -------------
OPERATING EXPENSES:
   Research and development....................................           9,633          14,758         21,275         38,268
   Sales and marketing.........................................           5,200           5,816         12,118         16,557
   General and administrative..................................           1,746           2,932          4,926          8,151
                                                                     -------------   -------------  -------------- -------------
     Total operating expenses..................................          16,579          23,506         38,319         62,976
                                                                     -------------   -------------  -------------- -------------
       Loss from operations, excluding special charges (c).....         (14,134)        (17,269)       (36,313)       (48,301)
Interest income, net...........................................           2,218           7,898          5,116         23,846
Other income (expense), net....................................            (123)            454           (683)          (115)
                                                                     -------------   -------------  -------------- -------------
       Loss before income tax provision,
         excluding special charges (c).........................         (12,039)         (8,917)       (31,880)       (24,570)
Income tax provision...........................................              12              --             61            204
                                                                     -------------   -------------  -------------- -------------
       Net loss, excluding special charges (c).................      $  (12,051)      $  (8,917)    $  (31,941)    $  (24,774)
                                                                     =============   =============  ============== =============
Basic net loss per share, excluding special charges (c)........      $    (0.14)      $   (0.09)    $    (0.49)    $    (0.24)
                                                                     =============   =============  ============== =============
Shares used in computing basic net loss per share (a)..........          84,147         103,887         64,530        101,780
                                                                     =============   =============  ============== =============
Pro forma basic net loss per share, excluding special
  charges (c)..................................................      $    (0.14)      $   (0.09)    $    (0.40)    $    (0.24)
                                                                     =============   =============  ============== =============
Shares used in computing pro forma basic
  net loss per share (b).......................................          84,147         103,887         79,889        101,780
                                                                     =============   =============  ============== =============

a) SHARES USED TO COMPUTE BASIC NET LOSS PER SHARE INCLUDE ONLY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING AND EXCLUDE CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE DEBT.

b) SHARES USED TO COMPUTE PRO FORMA BASIC NET LOSS PER SHARE INCLUDE WEIGHTED AVERAGE COMMON SHARES OUTSTANDING PLUS LIBERATE'S WEIGHTED COMMON STOCK, WHICH RESULTED FROM CONVERSION OF LIBERATE'S CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE DEBT AT THE TIME OF OUR INITIAL PUBLIC OFFERING, AS IF THE SHARES HAD BEEN CONVERTED TO COMMON STOCK FROM THE TIME OF THEIR ORIGINAL ISSUANCE.

c) SPECIAL CHARGES INCLUDE AMORTIZATION EXPENSE RELATED TO PURCHASED INTANGIBLES, WARRANTS AND DEFERRED STOCK COMPENSATION, ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT AND MERGER TERMINATION COSTS.